Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192331
KBS STRATEGIC OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 6 DATED AUGUST 22, 2017
TO THE PROSPECTUS DATED JUNE 28, 2017

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT II, Inc. dated June 28, 2017, as supplemented by supplement no. 1 dated June 28, 2017, supplement no. 2 dated June 28, 2017, supplement no. 3 dated July 10, 2017, supplement no. 4 dated July 12, 2017 and supplement no. 5 dated August 15, 2017. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT II, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership II, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the acquisition and related financing of an office property consisting of two office buildings and 367,357 rentable square feet in Oakland, California.
Acquisition of Oakland City Center
On August 18, 2017, we, through an indirect wholly owned subsidiary, acquired an office property containing two buildings with an aggregate of 367,357 rentable square feet located on approximately 1.1 acres of land in Oakland, California (“Oakland City Center”). The seller is not affiliated with us or our advisor.
The purchase price of Oakland City Center was $155.0 million plus closing costs.  We funded the purchase of Oakland City Center with proceeds from this offering and proceeds from the Oakland City Center Mortgage Loan (described below).
The buildings of Oakland City Center were completed in 1985 and 1990. As of August 18, 2017, Oakland City Center was approximately 92% leased to 45 tenants. The current aggregate annual effective base rent, which is calculated as the annualized contractual base rental income (net of rental abatements), for the tenants of Oakland City Center is approximately $12.3 million. The current weighted-average remaining lease term for the tenants is approximately 3.6 years. The current weighted-average annual rental rate (net of rental abatements) over the remaining lease term is $39.43 per square foot.
Related Financing of Oakland City Center
On August 18, 2017, in connection with the acquisition of Oakland City Center, the owner of the Oakland City Center entered into a loan agreement with Bank of America, N.A., an unaffiliated lender, for borrowings of up to $103.4 million (the “Oakland City Center Mortgage Loan”). As of August 18, 2017, $94.5 million had been disbursed with the remaining $8.9 million available for future disbursements to be used for tenant improvements and leasing commissions, subject to certain terms and conditions contained in the loan documents.
The Oakland City Center Mortgage Loan matures on September 1, 2022. The Oakland City Center Mortgage Loan bears interest at a floating rate of 175 basis points over one-month LIBOR. Monthly payments are initially interest only. Beginning October 1, 2020, monthly payments will include principal and interest with principal payments of $110,000 or, in the event the borrower repays any principal of the loan amount, with principal payments calculated using an amortization schedule of 30 years and an annual interest rate of 6.0%, subject to certain terms and conditions contained in the loan documents. The borrower has the right to prepay the loan in full or in part without fee, premium or penalty subject to certain terms and conditions as described in the loan documents.
KBS SOR US Properties II LLC (“SOR US Properties II”), our indirect wholly owned subsidiary, provided a guaranty of (i) the principal balance and any interest or other sums outstanding under the Oakland City Center Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the borrower, SOR US Properties II or any affiliate thereof, and (ii) the payment of certain liabilities, losses or damages incurred by the lender as a result of certain intentional acts committed by the borrower, the fraud or intentional misrepresentation by the borrower or KBS SOR US Properties II in connection with the loan or the loan documents, the transfer of the borrower’s interest in the property in violation of the loan documents, and in the event of certain bankruptcy or insolvency proceedings involving the borrower, KBS SOR US Properties II or any affiliate thereof.

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